Exhibit 99.1

Provident Announces 2011 First Quarter Results Release Date, First Quarter Conference Call Details and Webcast Information for the 2010 Annual General Meeting

News Release 12-11
April 25, 2011

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it will release its 2011 first quarter interim unaudited financial and operating results on May 11, 2011 after markets close. Provident will also hold its Annual General Meeting of Shareholders (AGM) on Wednesday May 11, 2011 at 3:00 p.m. MDT at the Calgary Petroleum Club located at 319 – 5th Avenue S.W. Calgary, Alberta.

AGM Webcast Information

A live webcast of Provident’s AGM presentation to shareholders will be available at www.gowebcasting.com/2409.  Participants are required to register for the webcast at least 10 minutes before the presentation start time. The webcast will also be available following the AGM on Provident’s website at www.providentenergy.com.

2011 First Quarter Conference Call Details

A conference call has been scheduled for Thursday, May 12 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident’s 2011 first quarter interim unaudited financial and operating results. To participate, please dial 416-695-6617 or 800-396-7098 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until May 19, 2011 by dialing 905-694-9451 or 800-408-3053 and entering passcode 2134082. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com